

Mail Stop 3561

November 13, 2017

Via E-mail
Fred W. Wagenhals
Chief Executive Officer
Ammo, Inc.
6401 East Thomas Road #106
Scottsdale, AZ 85251

> **Re:** **Ammo, Inc.**
> **Form 10-K for the Year Ended December 31, 2016**
> **Filed March 16, 2017**
> **File No. 001-13101**

Dear Mr. Wagenhals:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

/s/ Rufus Decker for

Craig Arakawa
Accounting Branch Chief
Office of Beverages, Apparel and
Mining